June 10, 2011
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Cicely LaMothe
                    Mark Rakip

RE:	Brandywine Realty Trust
Form 10-K for the year ended December 31, 2010
Filed February 25, 2011
File No. 1-09106

Brandywine Operating Partnership, L.P.
Form 10-K for the year ended December 31, 2010
Filed February 25, 2011
File No. 0-24407
Dear Ms. LaMothe and Mr. Rakip:
We have received your May 26, 2011 letter and appreciate your comments with respect to our filings. We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. Listed below are your comments and our responses.
Form 10-K for the year ended December 31, 2010
Item 1. Business
2010 Transactions
Real Estate Acquisitions/Dispositions, page 8
1.
In future Exchange Act periodic reports, please include disclosure on weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period, including a clear description of how you calculated disclosed capitalization rates.

Securities and Exchange Commission
June 10, 2011

We do not believe that GAAP or Regulation S-K requires disclosure of weighted average capitalization rates for acquisitions and dispositions, unless such information is material or would enhance investors’ understanding of our performance. Accordingly, we will include disclosure of weighted average capitalization rates (including definitions of, and explanations for, the rates provided) in future Exchange Act reports if and to the extent such information is material or would otherwise enhance investors’ understanding of our performance. If any such disclosure includes non-GAAP financial measures, then our presentation will be made in compliance with Item 10(e) of Regulation S-K.
Item 2. Properties
Properties, page 28
2.
Based on your footnote disclosure, it does not appear that the average annualized base rent per square foot disclosure accounts for concessions, abatements, and reimbursements. In future Exchange Act periodic reports, please revise to quantify the effective rent after subtracting the adjustments from contractual rents.

You have correctly noted that the amounts we present under the column captioned “Average Annualized Rental Rate as of December 31, 2010” do not take into account concessions or abatements; however, the amounts related to triple net leases include tenant reimbursements.
As we disclose in note (c) on page 34, the adjustments that we do make in presenting amounts under the column captioned “Average Annualized Rental Rate as of December 31, 2010” seek to harmonize the difference between leases that we write on a “full service” basis and leases that we write on a “triple net” basis. The base rents payable by tenants under our full service leases entitle the tenants to a range of services without a separate reimbursement obligation to us. In contrast, tenants under our triple net leases must, in addition to their base rents, make expense reimbursement payments to us. Because we write more full service leases than triple net leases, we adjust the effective rental rates for triple net leases to include a pro rata portion of annual budgeted operating expenses.
We are not aware of a requirement to present the average annualized base rent per square foot disclosure after concessions or abatements. As also disclosed in note (c) on page 34, amounts presented under the column captioned “Average Annualized Rental Rate as of December 31, 2010” reflect the rental rates being paid by our tenants at December 31, 2010 and, because this data reflects effective rents that our tenants are paying at December 31, 2010, we expressly do not adjust the amounts to reflect concessions and abatements. In light of your comment, however, in future Exchange Act periodic reports including this disclosure, we will revise note (c) on page 34 of our

Securities and Exchange Commission
June 10, 2011

Form 10-K to clarify the manner in which average annualized base rent per square foot is calculated as follows:
“Average Annualized Rental Rate is calculated by taking: (i) for office leases executed as of December 31, 2010 and written on a triple net basis, the sum of the annualized base rent utilizing contractual rental rates payable as of December 31, 2010 exclusive of concessions and abatements plus the prorata 2010 budgeted operating expense reimbursements excluding tenant electricity and (ii) for office leases executed as of December 31, 2010 and written on a full service basis, the annualized base rent utilizing contractual rental rates payable as of December 31, 2010 exclusive of concessions and abatements, and dividing the sum of such amounts by the total square footage occupied as of December 31, 2010.”
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42
Overview, page 42
3.	We note you have not included disclosure regarding your FFO. Please advise us whether you consider FFO a key performance indicator. We may have further comment.
In our quarterly MD&A, we seek to satisfy three principal objectives:
•	to provide a narrative explanation of our financial statements that enables investors to see us through the eyes of our management;
•	to enhance our overall financial disclosure and provide the context within which financial information in our filings should be analyzed; and
•
to provide information about the quality of, and potential variability of, our earnings and cash flow, so that investors can ascertain the likelihood that our past performance is indicative of future performance.

Historically, we have not included funds from operations, or FFO, in our MD&A or, more generally, in our Exchange Act periodic reports. Rather, our public disclosures of FFO have primarily been through our quarterly earnings press releases that we furnish under Item 2.02 of Form 8-K, together with (i) a reconciliation of FFO to net income, the GAAP measure that we believe to be the most directly comparable financial measure and (ii) disclosure of how we compute FFO and why we believe that the presentation of FFO provides useful information to investors regarding our financial condition and results of operations. We have also included FFO, together with the foregoing reconciliation and disclosure, in our quarterly Supplemental

Securities and Exchange Commission
June 10, 2011

Investor Packages that we identify in our earnings press releases and post under the “Investors Relations” section of our website.
We believe that our disclosure practices achieve our three principal objectives identified above. We also recognize the Commission’s emphasis that companies should identify and discuss key performance indicators that their management uses to manage their businesses and that would be material to investors. In this regard, our management generally considers FFO to be a useful measure for reviewing our comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can assist investors in comparing the operating performance of a company’s real estate between periods or as compared to different companies.
In preparing future filings of Exchange Act periodic reports, we will include FFO as part of our MD&A (coupled with the information required by, and presented in a manner consistent with, Item 10(e) of Regulation S-K).
Factors that May Influence Future Results of Operations
Financial and Operating Performance, page 43
4.
We note your discussion under this subheading regarding risks to your ongoing operations resulting from tenant lease expirations/non-renewals. In future Exchange Act periodic reports, please expand your disclosure in this section, as well as the narrative accompanying your table disclosure of lease expirations beginning on page 35, to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents executed on renewals or new leases.

We will include such information in future filings if we conclude that it is material to the respective period or would otherwise enhance investor understanding of our performance and financial statements. In addition, we will include such information if and to the extent it enhances our disclosure of known trends or uncertainties that have had or that we expect will have a material impact on our revenues or income.

Securities and Exchange Commission
June 10, 2011

Critical Accounting Policies and Estimates, page 44
Revenue Recognition
5.
You disclose to the extent the tenant funds improvements that you consider to be landlord assets you treat them as deferred revenue and amortize those amounts to revenue over the lease term. Please tell us your basis in GAAP for your accounting treatment.

Our basis in GAAP for this accounting treatment comes from ASC 840-10-25-5, which defines minimum lease payments as “the payments that the lessee is obligated to make or can be required to make in connection with the leased property.” A requirement for the lessee to fund capital expenditures during the term of the lease may be a form of minimum lease payment if all of the following conditions are met:
•	The lease contains a requirement that the lessee fund capital expenditures
•	The lessee has little or no discretion to avoid the capital expenditure
•	The unavoidable capital expenditure is probable and reasonably estimable
•
The value of the capital improvements will accrue to the lessor at the end of the lease, meaning that the asset is not specific to just the tenant funding the improvement but can reasonably be expected to benefit future tenants.

Results of Operations, page 49
Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009, page 49
6.
In future Exchange Act periodic reports, please revise your introductory narrative in this section to explain in greater detail how you determine the properties that fall within the “same store” pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared.

We confirm that in our future filings, we will modify the disclosure to include the additional information requested.

Securities and Exchange Commission
June 10, 2011

7.
We note that as of December 31, 2010, you manage your portfolio within seven reportable segments. Please tell us why the discussion of your results of operations does not address the performance of your segments given that is how you manage your portfolio. Refer to SEC Interpretive Release No. 33-8350.

While we manage our portfolio in seven reportable segments and include such information in accordance with GAAP in our footnote disclosures, we look to the guidance in SEC Interpretive Release No. 33-8350 in preparing an MD&A that affords investors and other readers of our financial statements an understanding of our financial condition, changes in our financial condition and results of operations.
The Interpretive Release emphasizes that “within the universe of material information, companies should present their disclosure so that the most important information is most prominent.” We believe that presentation of our consolidated financial information, without a breakdown by segment, generally most effectively presents important information. We believe that our concentration on same store results of operations, and the impact on our overall results of operations attributable to acquisitions, dispositions and developments and redevelopments, provide investors with a clear understanding of our company as a whole and key drivers of period-to-period changes in our performance. For example, we highlight changes in key components of revenues and expenses, and the impact of these changes on our same store portfolio to enhance the ability of users of our financial information to ascertain the key drivers of changes in our overall performance. We believe that a general provision of such information on a regional basis would increase the time users would spend evaluating items that may be immaterial to our company as a whole.
The Interpretive Release states that “companies should avoid unnecessary duplicative disclosure that can tend to overwhelm readers and act as an obstacle to identifying and understanding material matters.” Our seven reportable segments primarily own and manage office properties, and, as such we believe that an MD&A presentation focused primarily at the Parent Company level (coupled, as applicable, with discussion of regional or property level information) results in a clear picture of our results of operations.
In the MD&A in our future Exchange Act filings, we will include a cross-reference to the segment information in the notes to our financial statements. As part of this cross-reference, and in recognition of the presentation of “net operating income” by segment in the notes to our financial statements, we will include an explanation of net operating income and segment net operating income and, in compliance with Item 10(e) of Regulation S-K, why we believe net operating income provides useful information to investors as a performance measure.

Securities and Exchange Commission
June 10, 2011

We believe the foregoing approach is consistent with, and furthers the objectives of, the regulatory framework for addressing segments within the MD&A. Consistent with the disclosure principles in the Interpretive Guidance, the last sentence of Item 303(a) of Regulation S-K recognizes that the handling of segment presentation in the MD&A is company-specific and requires exercise of judgment; and instructions within Item 303, including instruction 5 to paragraph (a)(4) of Item 303, and the last sentence of Item 101(b) of Regulation S-K, recognize that a cross-reference to segment disclosure in financial statements may promote clarity in the MD&A.
Comparison of twelve-months ended December 31, 2010 to the twelve months-ended December 31, 2009, page 50
8.
In future Exchange Act periodic reports, please include a summary of your leasing activity for the reporting period. Please include in that summary a discussion of leasing costs, including leasing commissions and tenant improvement costs on a per square foot basis.

We will include such information in future filings if we conclude that it is material to the respective period or would otherwise enhance investor understanding of our performance and financial statements. In addition, we will include such information if and to the extent it enhances our disclosure of known trends or uncertainties that have had or that we expect will have a material impact on our revenues or income.
9.
Your tabular disclosure of property portfolio total revenue and property-related expenses calculates the amount “Subtotal,” which equals net operating income disclosed elsewhere in your filing. Please tell us how your disclosure complies with Item 10(e) of Regulation S-K, or tell us how you determined it was not necessary to provide such information.

We previously did not believe that it was necessary to provide additional disclosure on the “Subtotal” amount since we do not separately discuss it within our MD&A.
In future Exchange Act reports, we will change “Subtotal” to “Net operating income” and, in compliance with Item 10(e) of Regulation S-K, disclose why we believe this amount provides useful information to our investors regarding our financial condition and results of operations.
Liquidity and Capital Resources of the Parent Company, page 60
10.
In future Exchange Act periodic reports, with respect to your continuous equity Offering Program, please disclose the gross proceeds or, alternatively, the average price per share and also explain in greater detail the use of proceeds by the operating partnership for sales in the reporting period. In addition, please clarify the amount still available under the program.

Securities and Exchange Commission
June 10, 2011

Please note that in the fourth paragraph of page 60 we disclose: (i) the total number of common shares initially available for sale under the program (15,000,000); (ii) the number of shares sold under the program through December 31, 2010 (5,742,268); (iii) the average per share sales price ($12.54); and (iv) the aggregate net sales proceeds ($70.8 million).
The difference between the gross and net proceeds reflects costs of sales, primarily the compensation (not to exceed 2% of the gross sales price) paid to the sales agents under the program. In our future filings we will expressly state the number of shares that remain available for sale under the program, calculated as the difference between (i) and (ii) in the previous paragraph.
Please note that we currently include separate discussions of liquidity and capital resources for each of the Parent Company and the Operating Partnership under the captions “Liquidity and Capital Resources of the Parent Company” (page 60) and “Liquidity and Capital Resources of the Operating Partnership” (page 61) and explain the reasons for our separate discussions in the first paragraph on page 60. As this pertains to the use of proceeds from sales under the program, we disclose (in the fourth paragraph on page 60) that the Parent Company contributes the proceeds from the sales of its shares to the Operating Partnership (the entity through which the Parent Company owns its assets and conducts its business). In our discussion under the caption “Liquidity and Capital Resources of the Operating Partnership,” (i.e., in the first bullet point of the fifth paragraph on page 61) we disclose that the Operating Partnership used the net proceeds contributed to it by the Parent Company to reduce borrowings under the Credit Facility and for general corporate purposes. In future filings, we will include a cross-reference to this discussion of use of proceeds in the discussion of use of proceeds under the caption “Liquidity and Capital Resources of the Parent Company.”
Item 15. Exhibits and Financial Statement Schedules
(a) 1. and 2. Financial Statements and Schedules
Notes to Consolidated Financial Statements, page F-15
2. Summary of Significant Accounting Policies, page F-15
Purchase Price Allocation, page F-16
11.
We note that you amortize below-market lease values over the non-cancellable term including any fixed-rate renewal periods. Please tell us how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider, if at all, in determining the amortization period.

Securities and Exchange Commission
June 10, 2011

In our assessment of the fair value of acquired lease intangibles, we determine the likelihood that the lessee under an acquired lease will exercise an unconditional contractual right to renew or extend the lease term at a below-market rent based on our experience and the relevant facts and circumstances that exist at the time of the acquisition. Our methodology for this review typically consists of evaluating one or more of the following, among others: (i) trends in market rental rates, (ii) the spread between the market rate and the renewal rate, (iii) the amount of space in the building the tenant occupies, (iv) discussions with tenants during the due diligence period and (v) the age of the building.
If, based on our management’s assessment, the acquired lease includes a below market fixed rate renewal option and relevant facts and circumstances support a conclusion that it is probable the tenant would remain in the space during the renewal period, we consider the renewal period as part of the value of the below market lease and we also include the renewal period in the amortization period.
This assessment has not been required frequently as the vast majority of acquired leases with renewal options only allow for such renewal at fair market rental rates as defined in the lease.
Construction in Progress, page F-17
12.
Regarding the internal direct construction costs capitalized, in future periodic filings please disaggregate the amounts between development, redevelopment and ongoing tenant improvement projects. Please also tell us the amount of salaries capitalized in each of these categories, and if material, include in future periodic filings.

In the periods covered by our 2010 Form 10-K, our internal direct construction costs are comprised entirely of salaries capitalized. The following table shows the amount of salaries (including bonuses and benefits) capitalized in each category for the years presented (in thousands):

	2010	2009	2008
Development	$2,331	$1,772	$3,037
Redevelopment	127	398	374
Tenant improvements	940	1,757	1,836

Total	$3,398	$3,927	$5,247

In our future filings we will expressly state that our internal direct construction costs are comprised of capitalized salaries and we will disaggregate the amounts among the ongoing project types noted, if and to the extent such amounts are applicable and material.

Securities and Exchange Commission
June 10, 2011

Accounting Pronouncements Adopted During 2010, page F-24
13.
We note your discussion of the three entities that have been deconsolidated due to the amended guidance for the consolidation of variable interest entities and your conclusion that the partners have shared power in these ventures. Please clarify what happens in situations where the parties do not agree and whether contractually one of the parties has the ability to break any deadlock.

The partnership agreements for each of the three partnerships [Four Tower Bridge Associates; Six Tower Bridge Associates; and Coppell Associates] that we deconsolidated in 2010 provide for customary mediation and arbitration processes to facilitate resolution of disagreements between the partners. In recognition of both (i) the inherent limitations on mediation and arbitration as processes to resolve disagreements and (ii) the desirability of affording partners the ability to terminate their association with each other, each of the partnership agreements also includes customary “buy-sell” provisions. Under these provisions, either partner may deliver to the other partner a buy-sell notice. The notice must set forth a net equity value for the partnership and include an offer by the partner that delivers the notice both (x) to sell its entire interest in the partnership to the other partner based on the net equity value set forth in the notice (with adjustments that reflect any preferential return entitlements) or (y) to purchase the entire interest of the other partner based on the same valuation methodology. The partner that receives the notice then has the option to elect whether to sell its interest to the partner that delivered the notice or to purchase the interest of the partner that delivered the notice.
7. Debt Obligations, page F-34
14.
We note your guaranteed exchangeable notes are exchangeable for cash or common shares for the remainder of the exchange value in excess of the principal amount. Please clarify for us and disclose in future periodic filings whether the election to issue cash or shares is at your option.

The remainder of the exchange value in excess of the principal amount may be paid, at our option, in cash, common shares or a combination of cash and common shares. We will include this disclosure in our future periodic filings.

Securities and Exchange Commission
June 10, 2011

(a) 3. Exhibits
Exhibits 23.1 and 23.2
15.
Please confirm to us that you have signed copies of the consents from your independent registered public accounting firm related to the registration statements listed. In future periodic reports, please ensure that you have included a designation illustrating that your auditors have signed the consents.

We confirm that we have signed copies of the consents from our independent registered public accounting firm related to the listed registration statements. We will ensure that we include in future periodic reports the appropriate designation illustrating that our auditors have signed the consents.

Securities and Exchange Commission
June 10, 2011

As requested, these responses to your comments have been submitted within ten business days of your associated letter. In closing, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-832-4907.
Very truly yours,
/s/Howard M. Sipzner
Howard M. Sipzner
Executive Vice President and Chief Financial Officer